SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May 2005

Commission File Number 1-31927

_________

NORTHERN ORION RESOURCES INC.

(Translation of registrant’s name into English)

Suite 250 - 1075 West Georgia Street

Vancouver, British Columbia, Canada V6E 3C9

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F             Form 40-F     X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            No     X

Suite 250, 1075 West Georgia Street Vancouver, BC, Canada V6E 3C9 www.northernorion.com

NEWS RELEASE

May 6, 2005

       NNO – TSX

     NTO – AMEX

NORTHERN ORION TO RELEASE FIRST QUARTER

RESULTS ON MAY 16, 2005

Northern Orion will release its first quarter results before the opening of market on Monday, May 16, 2005 and will host a telephone conference call on that same day at 10:00 a.m. Pacific Time (1:00 p.m. Eastern) to discuss these results.  The conference call may be accessed by dialing 1-877-295-2825 in Canada and the United States, or 1-416-405-8532 internationally.

The conference call will be archived for later playback until May 23, 2005 and can be accessed by dialing 1-800-408-3053 or 1-416-695-5800 and using the passcode 3152275#.

“David Cohen”

David Cohen, President and CEO

For further information, please contact:

Investor Relations

1-866-608-9970

Email: info@northernorion.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTHERN ORION RESOURCES INC.

(Registrant)

Date:

May 6, 2005

By: /s/David W. Cohen

David W. Cohen
President and Chief Executive Officer